UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 05, 2013

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

 Proposed Rights Issue - Additional Underwriters dated 05 August 2013

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: August 05,  2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: August 05,  2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO ANY JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO DO SO.

THIS ANNOUNCEMENT IS AN ADVERTISEMENT AND DOES NOT CONSTITUTE A PROSPECTUS OR PROSPECTUS EQUIVALENT DOCUMENT. NOTHING HEREIN SHALL CONSTITUTE AN OFFERING OF ANY SECURITIES REFERRED TO IN THIS ANNOUNCEMENT. PLEASE ALSO SEE THE IMPORTANT NOTICE AT THE END OF THIS ANNOUNCEMENT.

5 August 2013

Barclays PLC

Proposed Rights Issue - Appointment of Additional Underwriters

Barclays announced on 30 July 2013, as part of its Leverage Plan, an underwritten Rights Issue of one New Ordinary Share for every four Existing Ordinary Shares at an Issue Price of 185 pence per New Ordinary Share, to raise approximately £5.8 billion (net of expenses). Further to such announcement, Barclays today announces that it has appointed a number of additional banks (the "Additional Underwriters and Joint Bookrunners") to the syndicate of banks who have underwritten the Rights Issue.

The Additional Underwriters and Joint Bookrunners appointed to the syndicate are ABN AMRO Bank N.V., Banco Santander S.A., BNP Paribas, ING Bank N.V., J.P. Morgan Securities plc (which conducts its UK investment banking activities as J.P. Morgan Cazenove), Mediobanca - Banca di Credito Finanziario S.p.A., Morgan Stanley Securities Limited, RBC Capital Markets and SMBC Nikko Capital Markets Limited. Such appointments have been made on the basis set out in the announcement released on 30 July 2013. Further details of such appointments will be set out in the Prospectus, which is expected to be published in September 2013.

Barclays Investment Bank is acting as Global Co-ordinator and Joint Bookrunner, and Credit Suisse, Deutsche Bank, BofA Merrill Lynch and Citi are acting as Joint Bookrunners and Initial Underwriters.

Contacts - For further information, please contact:

Barclays PLC

Analysts and Investors
Charlie Rozes
+44 (0) 20 7116 5752

Media
Giles Croot
+44 (0) 20 7116 6132

The defined terms set out in the announcement by Barclays dated 30 July 2013 relating to the Leverage Plan shall have the same meaning when used in this announcement.

This announcement shall not constitute an offer to sell, an invitation to induce an offer or a solicitation of an offer to buy or subscribe for securities, nor shall there be any sale of securities referred to in this announcement, in any jurisdiction in which such offer, invitation, solicitation, or sale would be unlawful.

The Prospectus, giving information on Barclays and containing details of the Rights Issue (including details of the Nil Paid Rights, the Fully Paid Rights and the New Ordinary Shares to be offered pursuant to the Rights Issue) will not be posted to Qualifying Shareholders but is expected to be published on the Company's website www.Barclays.com in September 2013 (at which time it will be available in printed form to Qualifying Shareholders (other than those in the United States (see below)) who receive a notification of its availability on Barclays' website from the relevant registrar of Barclays). The Provisional Allotment Letters are expected to be despatched on or around the date the Prospectus is published.

Notice to US investors and ADS holders

In the United States, the Rights Issue will be made pursuant to the US Prospectus that Barclays expects to file with the SEC in September 2013. The US Prospectus will describe, among other things, how ADS holders will be able to participate in the Rights Issue. Barclays has filed a registration statement on Form F-3 (including a base prospectus) (Registration No. 333-173886) with the SEC relating to its Ordinary Shares (the "US Registration Statement") and for the offering to which this announcement relates. Before you invest, you should read the base prospectus in that registration statement, as it may be amended from time to time, the US Prospectus (when it is filed) and other documents Barclays has filed, and will file, with the SEC for more complete information about Barclays and the Rights Issue. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov or by accessing Barclays' website at www.Barclays.com. Alternatively, copies of the base prospectus and, when available, the US Prospectus may be obtained by contacting Barclays, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone (888) 603-5847 or e-mail a request to Barclaysprospectus@broadridge.com.

Notice to all investors

Barclays Investment Bank, Credit Suisse Securities (Europe) Limited, Deutsche Bank AG, London Branch, Citigroup Global Markets Limited, Merrill Lynch International, J.P. Morgan Securities plc, RBC Europe Limited (trading as RBC Capital Markets), Morgan Stanley Securities Limited, which are each authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom and Credit Suisse AG, London Branch which is authorised and regulated by FINMA in Switzerland, authorised by the Prudential Regulation Authority in the United Kingdom and subject to regulation by the Financial Conduct Authority and limited regulation by the Prudential Regulation Authority in the United Kingdom (details about the extent of Credit Suisse AG London Branch's regulation by the Prudential Regulation Authority are available from Credit Suisse AG London Branch on request), Deutsche Bank AG which is authorised under German Banking Law (competent authority: BaFin - Federal Financial Supervising Authority) and authorised and subject to limited regulation by the FCA in the United Kingdom, BNP Paribas which is authorised under French Banking Law (competent authority: Autorité de Contrôle Prudentiel), Banco Santander S.A. which is authorised under Spanish Banking Law (competent authority: Bank of Spain and Comisión Nacional del Mercado de Valores), Mediobanca - Banca di Credito Finanziario S.p.A. which is authorised under Italian Banking Law (competent authority: Banca D'Italia and Commissione Nazionale per le Società e la Borsa), ING Bank N.V. which is authorised under Dutch Banking Law (Competent authority: Autoriteit Financiële Markten and De Nederlandsche Bank), ABN AMRO Bank N.V. which is authorised under Dutch Banking Law (Competent authority: Autoriteit Financiële Markten and De Nederlandsche Bank) and SMBC Nikko Capital Markets Limited which is regulated by the Financial Conduct Authority in the United Kingdom (together, the "Banks"), are acting for Barclays and are acting for no one else in connection with the Rights Issue and will not regard any other person as a client in relation to the Rights Issue and will not be responsible to anyone other than Barclays for providing the protections afforded to their respective clients, nor for providing advice in connection with the Rights Issue or any other matter, transaction or arrangement referred to herein.

This announcement is not a prospectus or an extract from, a summary or abridged version of a prospectus but an advertisement and is for information purposes only and does not constitute or form part of any offer or invitation to sell, or an invitation to induce an offer or issue, or any solicitation of any offer to acquire Nil Paid Rights, Fully Paid Rights or New Ordinary Shares or to take up any entitlements to New Ordinary Shares in any jurisdiction in which such an offer or solicitation is unlawful. Investors should not acquire any Nil Paid Rights, Fully Paid Rights or New Ordinary Shares referred to in this announcement except on the basis of information contained in the Prospectus or the US Registration Statement (including the US Prospectus) (as applicable).

The distribution or release, directly or indirectly, of this announcement, the Prospectus and/or the Provisional Allotment Letter and/or the transfer of Nil Paid Rights, Fully Paid Rights and/or New Ordinary Shares into a jurisdiction other than the United Kingdom may be restricted by law and therefore persons into whose possession this announcement and/or any related documents comes should inform themselves about and observe any such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdictions.

Cautionary statement regarding forward-looking statements

This announcement may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Barclays.

Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as "may," "will," "seek," "continue," "aim," "anticipate," "target," "expect," "estimate," "projected," "intend," "plan," "goal," "believe," "achieve" or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding Barclays' future financial position, income growth, assets, impairments, charges, business strategy, capital and leverage ratios, payment of dividends (including dividend pay-out ratios), projected levels of growth in the banking and financial markets, projected costs, original and revised commitment and targets in connection with the Transform programme, deleveraging actions (including the Leverage Plan), estimates of capital expenditures, and plans and objectives for future operations and other statements that are not historical fact.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, U.K. domestic, Eurozone and global macroeconomic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and foreign exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued securities, volatility in capital markets, particularly as it may affect the timing and cost of planned capital raisings, the policies and actions of governmental and regulatory authorities (including, among others the potential for one or more countries exiting the Eurozone), changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards ("IFRS") applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS and prudential capital and leverage rules, the outcome of current and future legal proceedings, future levels of Conduct Provisions, the success of future acquisitions and other strategic transactions and the impact of competition, a number of which factors are beyond Barclays' control. As a result of these uncertain events and circumstances, Barclays' actual future results, dividend payments and capital and leverage ratios may differ materially from the plans, goals and expectations set forth in such forward-looking statements. The list above is not exhaustive and there are other factors that may cause the Company's actual results to differ materially from the forward-looking statements contained in this announcement. Additional risks and factors are identified in Barclays' filings with the SEC (as defined herein) including in Barclays' Annual Report on Form 20-F for the fiscal year ended 31 December 2012, which is available on the SEC's website at http://www.sec.gov. You are also advised to read carefully the additional risks and other factors that will be identified in the prospectus and the US Prospectus before making any investment decision in the Rights Issue.

Written and/or oral forward-looking statements may also be made in the periodic reports to the SEC, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials, and in oral statements made by Barclays' Directors, officers or employees to third parties, including financial analysts.

Forward-looking statements speak only as of the date they are made and it should not be assumed that they have been revised or updated in the light of new information or future events.  Except as required by the FCA, the London Stock Exchange, the Prospectus Directive, the Listing Rules, the Disclosure and Transparency Rules, the SEC or applicable law, Barclays, the Banks and their respective affiliates expressly disclaim any obligation or undertaking to update, review or revise any forward-looking statement contained herein to reflect any change in Barclays' expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or otherwise.

You are advised to read this announcement and the Prospectus or the US Prospectus (as applicable) in their entirety for a further discussion of the factors that could affect Barclays' future performance. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements in this announcement may not occur.